December 30, 2016

Melissa Raminpour
United States Securities Exchange Commission
Washington, D.C. 20549

Mail Stop 3561

Re:     ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Quarter Ended September 30, 2016
Form 8-K dated December 8, 2016
File No. 001-08454

Dear Ms. Raminpour,

This letter is in response to your comment letter dated December 19, 2016 addressed to Mr. Neal V. Fenwick, our Chief Financial Officer.

In your comment letter, you asked us to respond within ten business days. As agreed in correspondence with Melissa Gilmore of your staff on December 29, 2016, we hereby request that the Commission extend the time for ACCO Brands Corporation to provide the requested response until January 16, 2017.

Please advise the undersigned as soon as possible if there is any question.

Sincerely,
/s/ Kathleen D. Schnaedter
Kathleen D. Schnaedter
Senior Vice President, Corporate Controller
and Chief Accounting Officer